February 25, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (303) 722 -4011

Mr. Gregory Pusey, President
Cambridge Holdings, Ltd.
106 S. University Blvd. # 14
Denver, CO   80209

RE: Cambridge Holdings, Ltd.
File No. 000-12962
Form 10-KSB for the year ended June 30, 2007
Form 10-QSB for the quarter ended September 30, 2007

Dear Mr. Pusey:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant